13. REORGANIZATION
At a regular meeting of the Board of
 Trustees held on June 14, 2007, the
Trustees of the High Grade Municipal
 Bond Fund approved a Plan of
Reorganization (the Plan). Under the
Plan, Evergreen Municipal Bond
Fund, also a series of Evergreen Municipal
 Trust, will acquire the assets and assume the liabilities of the High Grade Municipal Bond
 Fund in exchange for shares of Evergreen
Municipal Bond Fund. A special meeting of shareholders of the Fund will be held on
 September 28, 2007 to consider
and vote on the Plan. On or about August
 6, 2007, materials for this meeting will be mailed to shareholders of record on June 29, 2007.